Exhibit 99.1

Allot Announces Appointment of David Reis as Chairman of the Board

Former Chairman and Founder, Yigal Jacoby, to Remain a Director
Through the End of the Year

Hod Hasharon, Israel – September 27, 2023 – (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced that its Board of Directors has appointed David Reis as Chairman of the Board effective immediately.  Current Chairman and Founder, Yigal Jacoby, has decided to step down from his position as Chairman in order to focus on other opportunities. He will remain a director until the end of this year.

“David brings decades of experience leading high growth companies,” said Mr. Jacoby. “I am confident that under his leadership, Allot will drive profitable growth.  I am honored to have founded Allot, and to have served initially as its CEO and then a director for over 20 years.  Now is the right time to transition the leadership of the Board and for me to focus on other opportunities.”

Mr. Reis has served as a director of Stratasys for the last seven years, including three years as Vice Chairman and before that as Chief Executive Officer for four years.  He has significant additional experience as a Chief Executive officer and board member of public and private companies. Mr. Reis added, “On behalf of the Board, I would like to express my deep appreciation to Yigal for his leadership of Allot from inception and through its IPO until today.  Looking ahead, I believe Allot has tremendous potential for future growth, and I am excited for the opportunity to lead its Board.”

Mr. Reis’ appointment as a director is subject to ratification by shareholders at Allot’s next annual general meeting which is expected to be held in early December 2023.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com